UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Results of the Annual General Meeting of TuanChe Ltd.

An annual general meeting of shareholders (the “Meeting”) of TuanChe Ltd. (the “Company”) was held on February 10, 2025, at 10:00 a.m., Beijing Time, on February 10, 2025 at the Company’s meeting room located at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China.

Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated articles of association, and the Notice and Proxy Statement of the Meeting dated January 13, 2025.

At the close of business on January 10, 2025 (the “Record Date”), the record date for the determination of shareholders entitled to vote at the Meeting, there were 705,829,791 Class A Ordinary Shares outstanding, each share being entitled to one vote, and 55,260,580 Class B Ordinary Shares outstanding, each share being entitled to fifteen (15) votes. Shareholders representing approximately 61.44% of the votes exercisable by holders of Class A and Class B Ordinary Shares as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the ten proposals considered by passing the following resolutions pursuant to the accompanying voting results.

Proposals No. 1 - 5 – Re-election of Directors

Resolution Passed

1.	It is resolved as an ordinary resolution, that Wei Wen be re-elected as director of the Company, to hold office until the Company’s next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;

2.	It is resolved as an ordinary resolution, that Guangsheng Liu be re-elected as director of the Company, to hold office until the Company’s next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;

3.	It is resolved as an ordinary resolution, that Jintao Lin be re-elected as director of the Company, to hold office until the Company’s next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;

4.	It is resolved as an ordinary resolution, that Wentao Deng be re-elected as director of the Company, to hold office until the Company’s next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;

5.	It is resolved as an ordinary resolution, that Yicheng Yang be re-elected as director of the Company, to hold office until the Company’s next annual general meeting, provided always that at such annual general meeting, his term of office may be renewed or extended for such further period as may be approved by ordinary resolution;

Voting Results

Resolution	For	Against	Abstain
Proposal No. 1	900,656,920	447,600	41,791,235
Proposal No. 2	900,681,160	423,360	41,791,235
Proposal No. 3	900,441,160	426,360	41,791,235
Proposal No. 4	900,681,160	423,360	41,791,235
Proposal No. 5	900,681,160	393,120	41,791,235

Proposal No. 6 – Ratification of Public Accounting Firm

Resolution Passed

6.	It is resolved as an ordinary resolution, to ratify the selection of JWF Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024;

Voting Results

Resolution	For	Against	Abstain
Proposal No. 6	901,651,000	393,120	40,611,635

Proposal No. 7 – 2024 Equity Incentive Plan

Resolution Passed

7.	It is resolved as an ordinary resolution, to approve and adopt the Company’s 2024 equity incentive plan;

Voting Results

Resolution	For	Against	Abstain
Proposal No. 7	894,750,925	7,451,115	40,693,715

Proposal No. 8 – Increase of Authorized Share Capital

Resolution Passed

8.

It is resolved as an ordinary resolution, that the authorized share capital be increased from US$100,000 divided into 1,000,000,000 shares comprising of (i) 800,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 60,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 140,000,000 shares of a par value of US$0.0001 each to US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine, by the creation of (i) 23,200,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,740,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,060,000,000 shares of a par value of US$0.0001 each of such class or classes as the Board may determine;

Voting Results

Resolution	For	Against	Abstain
Proposal No. 8	894,527,725	7,674,075	40,693,955

Proposal No. 9 – Name Change

Resolution Passed

9.	It is resolved as a special resolution, that the Company’s name be changed from “TuanChe Limited” to “Token Cat Limited” (the “Name Change”); and

Voting Results

Resolution	For	Against	Abstain
Proposal No. 9	896,081,005	5,963,115	40,851,635

Proposal No. 10 – Amendment and Restatement of the Seventh Amended and Restated Memorandum and Articles of Associates

Resolution Passed

10.	It is resolved as a special resolution, that the seventh amended and restated memorandum and articles of association of theCompany currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the eighth amended and restated memorandum and articles of association of the Company.

Voting Results

Resolution	For	Against	Abstain
Proposal No. 10	900,399,160	1,611,120	40,885,475

EXHIBIT INDEX

Exhibit No.	Description
99.1	Eighth Amended and Restated Memorandum and Articles of Association of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2025

TuanChe Limited

By:	/s/ Simon Li
Name:	Simon Li
Title:	Chief Financial Officer

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